UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___2____)*

NORD RESOURCES CORPORATION

________________________________________________________________________________

(Name of Issuer)

COMMON SHARES

________________________________________________________________________________

(Title of Class of Securities)

655555100

______________________________________

(CUSIP Number)

Herbert I. Ono, Esq.
Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, B.C.
Canada V6E 4N7

(604) 689-9111

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2000

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655555100

1.        Names of Reporting Persons Ronald Allen Hirsch

           I.R.S. Identification Nos. of above persons (entities only).

__________________________________________________________________________________

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

    ☐

    ☐

__________________________________________________________________________________

3.        SEC Use Only:

__________________________________________________________________________________

4.        Source of Funds (See Instruction):     PF

__________________________________________________________________________________

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

__________________________________________________________________________________

6.        Citizenship or Place of Organization: United States of America

__________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 7,457,150(1)

8.        Shared Voting Power:             NOT APPLICABLE

9.        Sole Dispositive Power:          7,457,150(1)

10.      Shared Dispositive Power:      NOT APPLICABLE

11.      Aggregate Amount Beneficially Owned by the Reporting Person:  7,457,150(1)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

           NOT APPLICABLE

13.      Percent of Class Represented by Amount in Row (11):      21.87%(2)

14.      Type of Reporting Person (See Instructions)         IN

Notes:

(1)

This number is comprised of: (a) 3,776,400 common shares of the Issuer; (b) 1,750,000 common shares that may be acquired by the Reporting Person pursuant to stock options exercisable at a price of $0.02 per share until October 20, 2008 (the "Options"); (c) 1,130,000 common shares that may be acquired by the Reporting Person pursuant to share purchase warrants exercisable at a price of $0.25 per share (the "Warrants"), 50,000 of which expire on June 21, 2008, 50,000 of which expire on June 29, 2008, 450,000

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CUSIP No. 655555100

of which expire on July 8, 2008, 200,000 of which expire on August 1, 2008, 100,000 of which expire on September 22, 2008, 30,000 of which expire on October 5, 2008, 20,000 of which expire on October 11, 2008, and 230,000 of which expire on October 20, 2008; (d) 213,335 common shares issuable upon conversion of outstanding principal and accrued interest under a convertible promissory note with a face value of $35,000, bearing interest at a rate of 10% per annum, and convertible at a conversion price of $0.175 per share; and (e) 587,415 common shares issuable upon conversion of outstanding principal and accrued interest under a convertible promissory note with a face value of $106,000, bearing interest at a rate of 10% per annum, and at a conversion price of $0.20 per share (together with (d) above, the "Notes").

(2)

This percentage is based upon 30,418,347 issued and outstanding as of December 31, 2005 and assumes the additional issuance of 3,680,750 shares upon exercise of the Options and Warrants and conversion of the two Notes, as disclosed in note (1) above.

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CUSIP No. 655555100

This statement on Schedule 13D amends and supplements the statements on Schedule 13D filed by Ronald Hirsch pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, on May 11, 2000 and October 11, 2000.

ITEM 1.          SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Nord Resources Corporation (the "Issuer"), a corporation incorporated in the State of Delaware, United States. The principal executive offices of the Issuer are located at 3048 N. Seven Dash Road, Dragoon, Arizona U.S.A. 85609-0384.

ITEM 2.          IDENTITY AND BACKGROUND

A.       Name of Person filing this Statement:

This statement is filed by Ronald Allen Hirsch (sometimes referred to herein as the "Reporting Person").

B.       Residence or Business Address:

Ronald Hirsch
3048 N. Seven Dash Road
Dragoon, Arizona U.S.A. 85609-0384

C.       Present Principal Occupation and Employment:

The Reporting Person is an investor and the Chairman and Chief Executive Officer of the Issuer.

D.       Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.       Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       Citizenship:

The Reporting Person is a citizen of the United States of America.

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CUSIP No. 655555100

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Subsequent to the filing of the Reporting Person's initial statement on Schedule 13D dated May 11, 2000, and Amendment No. 1 thereto dated October 11, 2000, the Reporting Person has acquired additional securities of the Issuer, in the following transactions. Except as described below, the Reporting Person has paid for the securities in cash, or advanced loans to the Issuer, out of his personal funds.

  On November 7, 2000, Mr. Hirsch purchased 650,000 units at a price of $0.16 per unit, for a total purchase price of $100,000. Each unit was comprised of one common share and one share purchase warrant. The warrants expired unexercised.

  In October 2003, in connection with his appointment as an officer of the Issuer, Mr. Hirsch was granted 3,000,000 stock options, exercisable at a price of $0.02 per share. Mr. Hirsch exercised 500,000 of these options on January 5, 2004, 500,000 on June 25, 2004 and 250,000 on June 29, 2004, for a total exercise price of $25,000.

  In October 2004, Mr. Hirsch advanced $106,000 to the Issuer. This loan is evidenced by an unsecured convertible promissory note dated October 4, 2004, referred to herein as one of the Notes, bears interest at 10% per annum, and has been extended to mature on the earlier of May 8, 2006, or one week after the closing of an equity offering in which the Issuer raises in excess of $25 million. The principal amount of this loan (and at the Issuer's option, the accrued interest thereon), may be converted upon maturity into common stock at the conversion price of $0.20 per share.

  During June 2004, Mr. Hirsch exercised 1,750,000 stock options at an aggregate exercise price of $35,000. Subsequently, during June 2005, Mr. Hirsch and the Issuer agreed to rescind this stock option exercise. In exchange for the $35,000 that was paid to the Issuer by Mr. Hirsch upon the original exercise of his options, the Issuer issued an unsecured convertible promissory note to Mr. Hirsch and cancelled the related 1,750,000 shares of common stock. The convertible note, referred to herein as one of the Notes, bears interest at 10% per annum and is convertible at maturity into common stock at a conversion price of $0.175 per share. The maturity of this loan has been extended to the earlier of May 8, 2006 or one week after the closing of an equity offer in which the Issuer raise in excess of $25 million. In connection with this transaction, the Issuer granted a new stock option to Mr. Hirsch effective April 4, 2005, entitling him to purchase up to 1,750,000 shares of common stock at any time during a five year term at an exercise price of $0.02 per share, referred to herein as the Options.

  On June 21, 2005 the Issuer entered into a $600,000 revolving line of credit agreement with Mr. Hirsch and Stephen Seymour, another director of the Issuer. Mr. Hirsch has funded $282,500 (50%) of the $565,000 in principal outstanding under this facility. The revolving line of credit bears interest at 6.0% per annum and matured on December 31, 2005. In consideration for extending the revolving line of credit facility to the Issuer, Mr. Hirsch was issued four shares and four share purchase warrants for every dollar drawn down under the facility. As a result, Mr. Hirsch acquired 1,130,000 common shares of the Issuer and 1,130,000 warrants, referred to herein as the Warrants, each Warrant entitling him to purchase one additional common share of the Issuer at an exercise price of $0.25 for a period of three years. The revolving line of credit is secured by a subordinated security interest the Issuer's property.

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CUSIP No. 655555100

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Person is the Chairman and Chief Executive Officer of the Issuer. He was one of the named plaintiffs in a shareholders' derivative case filed against the Issuer and some of its directors and officers in April, 2000. The action alleged breach of fiduciary duties, fraud, deceit, and unfair trade practices. A settlement was subsequently negotiated and approved by the United States District Court in September 2000. As part of that settlement, the Reporting Person became a director of the Issuer, and in October 2003 was appointed as Chairman and Chief Executive Officer of the Issuer.

The board of directors of the Issuer may from time to time award stock options and/or other forms of stock-based compensation or incentives to the Reporting Person in his capacity as a director and officer of the Issuer.

As indicated in the Issuer's annual report on Form 10-KSB for the year ended December 31, 2004, the Issuer is seeking financing to facilitate the reactivation of the Issuer's Johnson Camp Mine, a copper mine and production facility currently on care and maintenance status in Arizona. If the Issuer proceeds with a financing by way of an offering of equity securities - the availability of which cannot be assured - it may be forced to effect a reverse split (consolidation) of its issued and outstanding shares of common stock, and/or an increase in its authorized share capital. The Issuer's management also plans to nominate three persons for election as independent directors at its next annual meeting of shareholders.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

    the acquisition by any person of additional securities of the Issuer (except by way of exercise of options, warrants or conversion rights under the convertible notes), or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; or

    any action similar to any of those enumerated above.

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CUSIP No. 655555100

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.
A.

Beneficial Ownership. The Reporting Person is the beneficial owner of 7,457,150 common shares of the Issuer, representing approximately 21.87% of the Issuer's common shares (based upon 30,418,347 issued and outstanding as of December 31, 2005 and assumes the additional issuance of 3,680,500 shares upon exercise of the Options and Warrants and conversion of the Notes owned by the Reporting Person), consisting of:

	(i)	3,776,400 outstanding common shares registered in the name of the Reporting Person;
	(ii)	1,750,000 common shares issuable upon exercise of the Options;
	(iii)	1,130,000 common shares issuable upon exercise of the Warrants; and
	(iv)	800,750 common shares issuable under the Notes.
B.	Power to Vote and Dispose. The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Person as disclosed in Item 5.A.
C.

Transactions Within the Past 60 Days.

The Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

D.	Certain Rights of Other Persons. Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Save as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable.

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CUSIP No. 655555100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2006	/s/ Ronald Allen Hirsch ___________________________________ RONALD ALLEN HIRSCH

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